UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Expedia Nominating Agreement

In connection with the Amendment, dated as of August 20, 2020, to the Amended and Restated Lodging Outsourcing Agreement dated as of November 15, 2019 by and among Expedia, Inc. (“Expedia”), Travel Reservations S.R.L, Decolar.com, Inc., and certain subsidiaries of Decolar.com, Inc. and waivers granted by Expedia of certain rights set forth in the Investors’ Rights Agreement, dated as of August 29, 2017, among Despegar.com, Corp. (the “Company”), Expedia and the other shareholders party thereto, on the date hereof, the Company has entered into a Nominating Agreement with Expedia (the “Nominating Agreement”) that grants Expedia the right to designate one individual to be a nominee for election to the board of directors (the “Board”) of the Company.

Currently, one of the members of the Board, Adam Jay, whose term expires at the annual meeting of the Company’s stockholders to be held in 2021, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the Nominating Agreement until Mr. Jay no longer serves on the Board.

The foregoing description of the Nominating Agreement is not complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is attached to this report as Exhibit 4.1, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

4.1	Nominating Agreement, dated as of October 21, 2020, by and among Despegar.com, Corp. and Expedia, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2020

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel